FORM 8K

Tuesday   December 29, 2020

FORM 8K

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of report (Date of earliest event report:

Tuesday   December 29, 2020

Access-Power & Co., Inc.

(Exact name of registrant as specified in its charter)

State of Jurisdiction of incorporation: FLORIDA

Operating State: Michigan

Commission File No: 333-65069

IRS Employer Identification No: 59-3420985

(Address of Principal Executive Officers)

Access-Power, & Co., Inc.

PO BOX 598

Grand Haven, MI 49417

Registrant telephone number, including area code:

616-312-5390

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under

any of the following provisions (see General Instruction

A.2. below):

[] Written communications pursuant to Rule 425 under securities Act

(17 CFR230.425)

[] Soliciting material pursuant to Rule 14a-12 under the Exchange Act

(17 CFR240.14a-12)

[] Pre-commencement communications pursuant to Rule 14d-2(b) under the

Exchange Act (17 CFR 240.14d-2(b))

[] Pre-commencement communications pursuant to Rule 13e-4(c) under the

Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 Other Matters...

Dear Shareholders of ACCR and Esteemed Commissioners of the SEC,

We will be pursuing our new venue change on January 24, 2021. We

last were told by Liz Heese at OTC Markets that we may re-apply on

this date. We will be READY. ACCR never abuses our SEC Edgar

Reporting Privileges.   One of our friends on the internet found this too:

Liz Heese December 21, 2020 at 1:23 PM

OTC Markets is still working on the details of how we will transition companies that do not meet the current information standard in the SEC's new Rule 15c-211. We are trying to make it as simple as possible for companies to provide the information required to maintain a public quote. I can tell you that we are not considering using the Caveat Emptor designation for this purpose.

Sincerely,

Liz Heese
EVP, Issuer & Information Services
OTC Markets Group
212-896-4426
liz@otcmarkets.com

All of our press releases EVER ISSUED for 2019/2020 can be found using the Globenewswire link:

https://www.globenewswire.com/Search/NewsSearch?organization=Access-Power%2C%20Inc.

We are attesting under penalties of perjury that every single one of them is 100% true and accurate. Patrick will take full responsibility for the deals not materializing in 2020, and Patrick loves to WHALE HUNT for a REVERSE MERGER.

The Company sent off an email to OTC Markets Compliance Chiefs this past week in preparation for the upcoming application. It was emailed to:

---------- Original Message ----------

From: Patrick Jensen <pjensen@myaccess-power.com>

To: liz@otcmarkets.com, nancy@otcmarkets.com, dan@otcmarkets.com

Date: December 27, 2020 2:06 PM

Subject: ACCR

Hi Liz, Nancy, and Dan,

Here is an excerpt of our email to PLEA with OTC Markets.com:

"...We desire a re-application to be PINK CURRENT on January 24, 2021...soon again. I will continue to look for a real REVERSE MERGER...as these are real investment banking alternative financing for private companies that want to go public.

My deals that went bad in 2020:

The Stephane Bontemps deal... CONFIDENTIAL.

I had more big deals that went bad, just trying to find a GOOD REVERSE MERGER...done the right way. Other deals gone bad...this YEAR.

The TX $1million Rev Co...

David Lazar and I negotiated for ACCR in June/July 2020...

Stormy Simon and I had a fight because I PR'd our deal...

I even tried to make deal with GRNF and Justin Costello in Spring

2020, we texted back in the Fall 2019 about my Clones by Drones idea,

which did receive a grant in the federal trademark in October 2020.

He asked for a term sheet in ACCR.

I saved all the texts on my phone. EVERY ONE was saved! "

I have a fiduciary responsibility to my Shareholders, and   I want

everyone to know of my WARRIOR spirit. We wish to provide

full transparancy for our Shareholders. ACCR wants OTC

Markets to be 100% comfortable with our application to be

PINK CURRENT by the January 24, 2021 reapplication date.

Our share structure is the same dating back to March 1, 2012,

and we value our shares. Our cash position by the end of

April 2021 is estimated to be now over $70,000.00, and ACCR

sees no problem covering any Corporate expenses throughout

2021.

Furthermore, the Company has learned that in 2021, OTC

Markets and Market Makers will decide price discovery and

entity certification for achieving Solicited Quotes. We

understand that the FORM 211 with FINRA will be gone

for all PINK CURRENT INFORMATION tier stocks.

The Solicited Quotes will happen on a select basis, and we

believe to have an EXCELLENT relationship with our

Primary Market Maker.

We hope to make a MONUMENTAL deal in 2021.

Sincerely, and with all the respect in the world, as your Director,

Happy New Year to all my Shareholders!

x /s/_____

Patrick J Jensen

Sole Director of ACCR

Access-Power & Co., Inc.

Tuesday   December 29, 2020

confidential, or proprietary. If you are not the intended

recipient, you are prohibited from using, copying,

relying upon, or disseminating the information, and

the sender disclaims any liability for such unauthorized

use. Further, if you are not the intended recipient,

please notify the sender immediately and delete the

message from your computer. Thank you.

The following should be considered in connection with

an evaluation of our business and recent market

activities as described above: There are various risk

factors that should be carefully considered in evaluating

our business; because such factors may have a

significant impact on our business, our operating

results, our liquidity and financial condition. As a result

of these various risk factors, actual results could differ

materially from those projected in any forward-looking

statements. Additional risks and uncertainties not

presently known to us, or that we currently consider

to be immaterial, may also impact our business, result

of operations, liquidity and financial condition. If any

such risks occur, our business, its operating results,

liquidity and financial condition could be materially

affected in an adverse manner. Under such

circumstances, if a stable trading market for our securities is established, the trading price of our securities could decline, and you may lose all or part of your investment.

SECURITIES ISSUED BY THE COMPANY INVOLVE A HIGH DEGREE OF RISK AND, THEREFORE, SHOULD BE CONSIDERED EXTREMELY SPECULATIVE. THEY SHOULD NOT BE PURCHASED BY PERSONS WHO CANNOT AFFORD THE POSSIBILITY OF THE LOSS OF THE ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD READ ALL OF THE COMPANY'S FILINGS, INCLUDING ALL EXHIBITS, AND CAREFULLY CONSIDER, AMONG OTHER FACTORS THE VARIOUS RISK FACTORS THAT MAY BE PRESENT.

BEWARE OF NAKED SHORTING IN OUR SHARES

You should be aware that there are many substantial risks to an investment in our common stock. Carefully consider these risk factors, along with any available information currently reported by the Company (of which there are note), before you decide to invest in shares of our common stock.

If these risk factors were to occur, our business, financial

condition, results of operations or future prospects could be

materially adversely affected. If that happens, the market

price for our common stock, if any, could decline, and

prospective investors would likely lose all or even part of

their investment. Cautionary Language Concerning

Forward-Looking Statements Statements in this press

release may be "forward-looking statements" within the

meaning of the Private Securities Litigation Reform Act

of 1995. Words such as "anticipate", "believe", "estimate",

"expect", "intend", and similar expressions, as they relate

to the Company r its management, identify forward-looking

statements. These statements are based on current expectations,

estimates, and projections about the Company's business

based, in part, on assumptions made by management. These

statements are not guarantees of future performance and involve

risks, uncertainties, and assumptions that are difficult to predict.

Therefore, actual outcomes and results may, and probably

will, differ materially from what is expressed or forecasted

in such forward-looking statements due to numerous factors.

END of REPORT